October 5, 2018

Gene S. Bertcher
Executive Vice President and Chief Financial Officer
AMERICAN REALTY INVESTORS INC
1603 Lyndon B. Johnson Freeway, Suite 800
Dallas, Texas 75234

       Re: AMERICAN REALTY INVESTORS INC
           Form 10-K for the year ended December 31, 2017
           Filed April 2, 2018
           File No. 001-15663

Dear Mr. Bertcher:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2017

Item 9A. Controls and Procedures, page 70

1. In future filings please identify which version of the COSO framework (1992 or 2013)
      management used in performing its assessment of internal control over financial reporting.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact William Demarest, Staff Accountant at 202-551-3432 or Shannon
Sobotka, Staff Accountant at 202-551-3856 with any questions.
 Gene S. Bertcher
AMERICAN REALTY INVESTORS INC
October 5, 2018
Page 2

                                               Sincerely,
FirstName LastNameGene S. Bertcher
                                          Division of Corporation Finance
Comapany NameAMERICAN REALTY INVESTORS INC
                                          Office of Real Estate and
October 5, 2018 Page 2                    Commodities
FirstName LastName